Exhibit 10.2

DRAFT/WITHOUT PREJUDICE

DATED 27 September 2007

EMPIRE ENERGY CORPORATION INTERNATIONAL

and

MALCOLM R. BENDALL

COMPROMISE AGREEMENT

Without Prejudice/Subject to Agreement

THIS DEED is made the 27th day of September 2007

BETWEEN:

(1)	Empire Energy Corporation International of 4500 College Blvd, Ste 230, Overland Park, KS 66211 – U.S.A. (“the Company”); and

(2)	Malcolm R. Bendall of Butler House, Flat 1-A, Ormond Yard, London SW1Y 6JT, England (“you” or “You”)

and is made in respect of your contract of consultancy dated                      and any other documentation relating to your terms of employment (“the Contract”).

IT IS AGREED as follows:

1. Termination

1.1	Your consultancy with the Company terminated on 22nd August 2007 (“the Termination Date”) by reason of your resignation.

1.2	You will resign from any and all directorships and/or offices that you hold in the Company or any Group Company by signing the resignation letter in the form attached at Schedule One.

1.3	On the Termination Date your entitlement to salary and all benefits from Empire Energy and any Group Company will cease, save as where expressly indicated otherwise in this Agreement.

2. Payments

2.1	You agree you have been paid all your salary bonuses and expenses up to and including the Termination Date, less any applicable deductions with the exception of US$ 100.00 (One Hundred US Dollars).

2.2	Subject to your compliance in full with your obligations under this Agreement the Company shall pay to you, without admission of liability, and on receipt by the Company of a copy of this Agreement signed by you together with a letter from your legal adviser in the form attached in Schedule Two to this Agreement the sum of:

2.2.1

US$ 18,000 per month net of UK taxes in lieu of your notice period. (“the Notice Payment”) The notice pay will paid in 60 monthly instalments commencing on 26th day of the month following the execution of this Agreement. In the event that execution of this Agreement does not occur on the 26th of the month, any payments pursuant to this provision shall be pro-rated accordingly;

2.2.2	The Company agrees that in the event of a default of the payments as set out in clause 2.2.1 the company will pay you interest at the rate of 6% per annum as a penalty on the monthly instalment of US$18,000. This penalty will be paid after 60 days commencing from the date upon which the monthly instalment was due but will not apply until the Company has successfully raised at least USD 15 million in new funding. All instalments will be deferred without penalty until the Company has completed its first substantial funding following date of execution of this agreement.

2.3	The Company will reimburse you any outstanding, reasonable expenses incurred by you in the proper performance of your duties prior to the Termination Date providing that any such expenses are submitted within 120 days of the execution of this agreement with appropriate supporting documentation. Any future international trips must be approved by the CEO of the Company in advance of any journeys being undertaken.

2.4	In entering into this agreement and receiving the number of shares agreed to be issued to him as per paragraph 2.5 in full and final settlement of all debts dues or other obligations which Company or any of its subsidiaries, affiliates or associated may have at the date hereof to, you agree that all previous agreements and arrangement between the Company, its subsidiaries, affiliates and associates and you are hereby terminated with immediate effect and that there no other claims for compensation than that provided herein.

2.5	You will be entitled to a signature bonus of AU$ 1,050,000 (one million fifty Australian Dollars) to be paid in shares of Empire stock valued currently at $.15 US per share or as 5,600,000 common shares of Empire Energy to be issued to you or your nominee within 30 days of the shareholders of Empire approving an increase in the authorised share capital of Empire sufficient to allow the issue of these shares.

2.6	In respect of the shares to be issued to you:

2.6.1 You may take up to 50% of your compensation in cash at your election within 1 year and not until the Company has successfully raised at least USD 15 million in new funding, such election to be made at least 14 days before final settlement, or

2.6.2 Again at your election you may opt to receive up to 100% of your compensation in shares of Pacific Rim Foods based on an opinion certified by the auditors of the Company, such opinion to be binding on both parties.

2.7	The Company agrees that you continue to hold options to purchase 6,000,000 shares of Empire common stock at a price of AU$.20 that were awarded by GSLM prior to the merger with Empire and ratified by Empire shareholders in 2005. The options vested December 31, 2006 and expire December 31, 2009.

2.8	The Company agrees to indemnify you in relation to and pay expenses and any further claims for shares of ongoing litigation with Russell Decker and Noble Trenham related to borrowings for the benefit of or investment in the Company or related fundraising activity for the benefit of the company or subsidiaries. To avail this indemnity, you agree to inform the Company of all activity, participate in and cooperate with defence of and settlement of the matters. The Company has the right to obtain information directly from the attorneys involved and has the right to direct the defence including settlement, counterclaim or other decisions.

3. Company Property

3.1	On or before the Termination Date you will return all the Company’s property including but not limited to mobile telephone, personal computer, all documents, working papers, information whether stored on computer disc or otherwise, and all other records relating to the Company and its business. Except where previously agreed in writing with the Company’s Management you may keep the agreed upon items. You agree that you will confirm in writing that you have complied with this clause, if requested to do so by the Company, within seven days of receipt of such a request.

4. Confidentiality

4.1	You agree to be bound by the terms of confidentiality as set out in Schedule 3 of this Agreement.

4.2	You confirm that you will keep the terms of this Agreement confidential and will not make or authorise any statement or comment concerning the terms of this Agreement, the termination of your employment or any of the Company’s employees, consultants or directors except to your immediate family, your legal adviser or as required by law.

4.3	It is further agreed that you will not make, or cause to be made (directly or indirectly) or publish any derogatory or critical comments or statements (whether orally or in writing) about the Company, any Group Company or its or their directors, officers, consultants, workers or employees. The Company for its part will ensure that its officers, directors, employees and consultants will not make, or cause to be made (directly or indirectly) or publish any derogatory or critical comments or statements (whether orally or in writing) about you.

4.4	You agree that after the Termination Date you will not represent yourself or allow yourself to be held out or represented as being in anyway employed, connected with or interested in the business of the Company or any Group Company.

5. Restrictions

5.1	The Company imposes the following restrictions which you agree to be bound by:

Non-competition

5.1.1	In order to protect the legitimate business interests of the Company, you shall not for a period of 12 months after the Termination Date either on your own account or by or in association with any other person directly or indirectly engage in or be concerned with any exploration or production of oil and gas within Tasmania.

Non-solicitation of employees

5.1.2	You shall not for a period of 12 months after the Termination Date either personally or by an agent and either on your own account or for or in association with any other person directly or indirectly solicit, endeavour to entice away, induce to break their contract of employment or offer employment to any employee or former employee who has at any time in the period of twelve months prior to the Termination Date been employed by the Company or who is a consultant to the Company and in either case works in a senior executive or a senior technical or senior advisory capacity in the Restricted Business and who was known to or worked with you during that period with the exception of Nicole Chesterman.

6. Australian Company Waiver

6.1	The Company will release, remise and forever discharge you, your assigns, transferees, agents, heirs, representatives and estate from any and all known claims, including but not limited to, any and all claims arising out of or in connection with your employment with the Company or any other claim or claims which the Company has or may have against you provided that such claim or claims were known to the Company at the time of execution of this Agreement.

7. Settlement

7.1	The terms of this Compromise Agreement shall be accepted by you in full and final settlement of all and any claims or rights of action which you may have against the Company or any Group Company, affiliate or associate arising out of your employment or its termination, whether contractual or statutory or otherwise, whether arising now or in the future and whether now known or unknown, whether in the United Kingdom, Australia or any other country in the world, or any other claim whatsoever that you may have against the Company including (but not limited to) any claim:

7.1.1	in relation to any breach of your contract of employment including but not limited to unpaid wages, accrued but unpaid holiday pay and/or sick pay, bonus and/or commission, private medical insurance, private health insurance or any other contractual or discretionary benefits; and/or

7.1.2	in relation to any share or stock options scheme, bonus scheme or other profit sharing scheme or arrangements between you and the Company and/or any Group Company including but not limited to the Company Stock Option Plan scheme, except as expressly provided for in this Agreement; and/or

7.1.3	in relation to any office or directorship(s) of the Company or any Group Company that you may hold; and/or

7.1.4	in relation to notice or pay in lieu of notice except as expressly provided for in this Agreement; and/or

7.1.5	under the Employment Rights Act 1996 or the Employment Act 2002, including but not limited to any claim for unfair dismissal, statutory redundancy payment or unlawful deduction of wages; and/or

7.1.6	under the Equal Pay Act 1970, the Sex Discrimination Act 1975, the Race Relations Act 1976, or the Disability Discrimination Act 1995 (as amended), under the Employment Equality (Religion or Belief) Regulations 2003, the Employment Equality (Sexual Orientation) Regulations 2003 and/or the Disability Discrimination Act 2005; and/or

7.1.7	under the Trade Union and Labour Relations (Consolidation) Act 1992, the National Minimum Wage Act 1998, the Employment Relations Act 1999, the Transfer of Undertakings (Protection of Employment) Regulations 1991, the Working Time Regulations 1998, the Maternity and Parental Leave etc Regulations 1999, the Transnational Information and Consultation of Employees Regulations 1999, the Employment Act 2002 (Dispute Resolution) Regulations 2004, the Part-Time Workers (Prevention of Less Favourable Treatment) Regulations 2000, or the Fixed Term Employees (Prevention of Less Favourable Treatment) Regulations 2002, or the Transfer of Undertakings (Protection of Employment) Regulations 2005, or Employment Equality (Age) Regulations 2006; and/or

7.1.8	otherwise arising under the law of Australia, England and Wales, under common law and/or under European Union law but excluding any claim for personal injury (provided that the personal injury does not arise out of an act of discrimination recognised by statute and is unknown to you at the time of signing this Agreement), pension rights accrued up to the Termination Date and any claim arising out of the terms of this agreement or the enforcement of this agreement. You undertake and warrant that, to the best of your knowledge, information and belief, after due and careful enquiry, you have no claim for personal injury as at the date of this Agreement.

7.2	You represent and warrant that:

you have received advice from an independent legal adviser (“the Adviser”) as to the terms and effect of this Agreement and in particular its effect on your ability to pursue your rights before an Employment Tribunal or court;

you were advised by the Adviser that there was in force, at the time that you received the advice referred to above, a contract of insurance covering the risk of a claim by you in respect of loss arising in consequence of that advice;

you have not presented or brought and you will not present or bring any other claim or action before any court, Tribunal or other judicial body in Australia, England or Wales or any other jurisdiction that is connected with, related to or arising out of your employment with the Company and/or any Group Company and/or its termination nor will anyone acting on your behalf present or bring any such claim and nor will they do so;

before entering into this Agreement you raised with the Adviser all information relevant to your employment by the Company or any Group Company and the termination thereof that may give rise to any claims, including but not limited to statutory claims;

you have no other claims of any nature against the Company or any Group Company, associates or affiliates or any of its or their directors, officers, consultants, employees, agents, workers or shareholders;

you have not withheld or failed to disclose any material fact concerning the performance of your duties and fiduciary duties as employee, Chairman and/or Chief Executive Officer and/or President and/or member of the Board for the Company and/or any Group Company associate or affiliate, which if disclosed may affect the Company’s decision to enter into this Agreement, and further you are not aware of any breach by you of the duty owed by you to the Company or any Group Company associate or affiliate;

you have not at any time committed a repudiatory breach of your contract of employment that, if the matter had come to the Company’s attention before the Termination Date, would entitle the Company to terminate your employment without notice;

as at the date of this Agreement you have not agreed to accept, accepted or received nor has it been indicated that you might receive an offer of alternative employment, engagement or consultancy in the oil and gas industry; and

you will provide consulting services to the Company, as required, regarding any ongoing projects, matters and/or issues for which you have knowledge of or worked on while an employee of the Company.

7.3	You accept that the Company and/or any Group Company is entering into this Agreement in reliance upon the representations and warranties provided by you in clauses 71 and 7.2 above.

It is agreed that the conditions relating to the Compromise Agreements under the Employment Rights Act 1996, Sex Discrimination Act 1975, Race Relations Act 1976, Trade Union and Labour Relations (Consolidation) Act 1992, Disability Discrimination Act 1995, Working Time Regulations 1998 and the National Minimum Wage Act 1998, are intended to be and have been satisfied.

7.4	In the event that you breach or do not comply with any of the terms of this Agreement, including but not limited to you or anyone on your behalf:

bringing proceedings relating to your employment or its termination against the Company, any Group Company or its or their directors, officers, agents or employees; and/or asserting that this is not a valid compromise agreement

or if a Court, Tribunal or other judicial body determines the same the Company may, in its absolute discretion, require the total of the Notice Payment be repaid to the extent that the Company incurs any liabilities, losses, damages, costs or expenses as a result of or in connection with such proceedings or breach and the Company may commence proceedings to recover such an amount as a debt owed by you.

8. Legal Advice

8.1	It is a condition of this Agreement that you obtain legal advice as to the terms and effect of this Agreement from a legal adviser and that that adviser signs and returns to the Company a letter in the form set out in Schedule Two.

8.2

9. General

9.1	This Agreement shall be governed and construed in accordance with English law and the parties agree to submit to the exclusive jurisdiction of the English

Courts/Tribunals as regards any claim or matter arising. This Agreement sets out the entire agreement between the parties and supersedes all prior discussions and agreements, statements, representations, terms and conditions, communications and understandings whether oral or in writing.

9.2	If any paragraph or part of a paragraph of this Agreement shall be, or be found by any authority or court of competent jurisdiction to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other paragraphs or parts of such paragraphs of this Agreement, all of which shall remain in full force and effect.

9.3	With the exception of the right of Group Companies to enforce the terms contained in this Agreement, no term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement, save for where expressly stated to the contrary in this Agreement.

9.4	This Agreement, although marked “without prejudice/subject to Agreement”, will upon signature by the Company and you and upon your legal adviser providing the acknowledgment in Schedule Two be treated as an open document evidencing an agreement binding upon both parties.

9.5	A company is a “Group Company” if it is a subsidiary of the Company. The words “subsidiary” shall have the meanings attributed to them in Section 736 of the Companies Act 1985.

IN WITNESS WHEREOF the parties have executed this Deed which is delivered the day and year first before written.

Signed as a DEED and	)
DELIVERED by you in the	)	/s/ Malcolm R. Bendall
presence of:	)

Executed as a DEED	)
and DELIVERED by	)	/s/ S.A. Sehsuvaroglu
the Company acting by:	)
Director
Director/Secretary

SCHEDULE ONE

Resignation Letter

The Directors

Empire Energy Corporation International

[date]

Dear Sirs

I hereby resign as Chairman, Chief Executive Officer, President and Chief Financial Officer and a member of the Board of Directors of Empire Energy Corporation International, a Nevada corporation (the “Company”), Chairman and Director of the Tasmania subsidiary of the Company and any other positions as an officer, director or agent of any company or companies that are subsidiaries of the Company, as the case may be, with effect from August 22nd, 2007, and I confirm that I have no claim of whatsoever kind against the Company or any company affiliate with the Company in respect of such resignation.

Yours faithfully

SCHEDULE TWO

Adviser’s Acknowledgement

I certify as follows:

1.	I, [•] of [•] solicitors am a solicitor of the Supreme Court of England and Wales holding a current practising certificate.

2.	I have advised on the terms and effect of this Agreement between Malcolm R. Bendall and the Company and in particular its effect on him being able to pursue his rights before an Employment Tribunal or otherwise.

3.	There is and was at the time I gave the advice in force a relevant policy of insurance covering the risk of a claim by Malcolm R. Bendall in respect of loss arising in consequence of the advice I have given.

Signed

Name

Address

Dated

SCHEDULE THREE

CONFIDENTIALITY

Scope. You shall not use to your advantage or disclose any confidential information which may relate to business methods, projects, potential projects, assets or acquisitions, concepts, customers, technical, commercial, financial or other matters relating to the Company’s properties, potential properties, products, distributors, employees, customers, vendors, techniques, technology, and systems, all such information hereinafter being referred to as “Proprietary Information”, to any third party for any reason whatsoever.

Proprietary Information. You shall not disclose any Proprietary Information to any current or future employer, affiliate or any other person or entity to which you provide services or advice, unless the Company specifically consents to such disclosure, in writing, prior to the disclosure of such information to said employee.

Personal Use of Proprietary Information. You will not utilize any Proprietary Information you have received for your personal benefit or for the benefit of anyone other person or entity than the Company.

Limitation. You shall be under no obligation with respect to Proprietary Information if and to the extent that such Proprietary Information (a) was already known to you at the time of receipt therefrom from the Company as shown by documents in your possession; (b) was disclosed to you by a third party having the legal right to disclose same; or (c) either had been published or otherwise made available to the public at the time of its receipt by you from the Company or subsequently became published or available to the public other than by a breach of this Agreement but in such event only as of said subsequent date.

Term. Your obligation not to disclose Proprietary Information shall continue for a period of six (6) months from the date that this Agreement is fully executed by both parties hereto. This section shall survive any termination of this Agreement.